VIGILANT INSURANCE COMPANY

                                                Endorsement No:   5

                                                Bond Number:      81522394

NAME OF ASSURED     BAMCO, INC.

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                          NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Baron Investment Funds Trust (F/K/A Baron Asset Fund)
Baron Asset Fund
Baron Growth Fund
Baron Small Cap Fund
Baron iOpportunity Fund
Baron Capital Asset Fund
Baron Capital Funds Trust
Baron Select Funds
Baron Partners Fund
Baron Fifth Avenue Growth Fund
Baron USA Large Cap Growth Fund
Baron USA Small Cap Growth Fund



This Endorsement applies to loss discovered after 12:01 a.m. on January 15, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



Date:   March 9, 2006                   By:  /s/ Robert Hamburger
                                           ________________________
                                             Authorized Representative





ICAP Bond                                               Page 1
Form 17-02-0949 (rev. 1-97)